Norske Skog
Skogn

07028473

FILE No.: 82-5226

Skogn, 26 November 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

RECEIVED DEC 2007

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Company press release; Tax issue in Canada, dated 20 November, 2007(Correction to message sent you last week)*

(2) *Company press release; News release from Bloomberg – Dividend for 2007, dated 20 November, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
DEC 07 2007
THOMSON FINANCIAL

SUPPL

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Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA

NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

20.11.2007

Message to Oslo Stock Exchange

Tax issue in Canada

Norske Skog and the tax authorities in Canada have reached agreement regarding an issue relating to a subsidiary of the company Fletcher Challenge, which was acquired in year 2000. According to the agreement, Norske Skog will pay an amount of around CAD 42,5 million as the final settlement. The amount will be booked as tax cost in the accounts for Q 4, 2007.

Norske Skog has earlier informed that the issue might in the worst case amount to a claim of about NOK 4.5 billion, as described in note 10 to the consolidated accounts for 2006.

Oslo, 20 November, 2007

NORSKE SKOG

Corporate Communication

Message to Oslo Stock Exchange

News release from Bloomberg – Dividend for 2007

The news agency Bloomberg has today sent out a release where they say that Norske Skog has decided to reduce the dividend for 2007. This is not correct, as the Board not yet has discussed this topic.

In accordance with normal practice, Norske Skog will inform the market about the Board's dividend proposal through a stock exchange release.

Oslo, 20 November, 2007

NORSKE SKOG

Corporate Communication

END